SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING AMENDMENT APPLICATION FOR OPTICAL SUBSCRIBER LINES INTERCONNECTION CHARGES BY NTT EAST

On April 23, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning an amendment application for optical subscriber lines interconnection charges submitted to the Minister of Internal Affairs and Communications by Nippon Telegraph and Telephone East Corporation (“NTT East”). NTT East is a wholly-owned subsidiary of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any future results that may be derived from the forward-looking statements included herein.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager Finance and Accounting Department

Date: April 23, 2008

April 23, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

Amendment Application for Optical Subscriber Lines Interconnection Charges by NTT East

On January 9, 2008, Nippon Telegraph and Telephone East Corporation (“NTT East”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), submitted to the Minister of Internal Affairs and Communications an application seeking authorization to revise the Articles of Agreement Concerning Interconnection to Designated Telecommunications Facilities, applicable beginning the fiscal year ending March 31, 2009. In response to a request from the Minister, which was based on the report from the Telecommunications Council on March 27, 2008, NTT East submitted today its amendment application to the Minister. NTT hereby announces such application.

For further inquiries, please contact:

(Mr.) Nittono or (Mr.) Araki
Investor Relations Office,
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-5205-5581
Fax: +81-3-5205-5589

April 23, 2008

Amendment Application for Optical Subscriber Lines Interconnection Charges

On January 9, 2008, Nippon Telegraph and Telephone East Corporation (“NTT East”) submitted to the Minister of Internal Affairs and Communications an application seeking authorization to revise Articles of Agreement Concerning Interconnection to Designated Telecommunications Facilities, applicable beginning the fiscal year ending March 31, 2009. In response to a request from the Minister, which was based on the report from the Telecommunications Council on March 27, 2008, NTT East submitted today its amendment application to the Minister.

1. Summary

(1) Revision of the demand estimates for optical subscriber lines (dark fiber) that will be used by interconnection service providers

We changed a part of the demand estimation, for optical subscriber lines of the application for the authorization on January 9, 2008. The interconnection demand growth rate observed during the period of demand expansion in the ADSL market is employed to estimate the demand for an optical main subscriber line and an optical branch subscriber line by interconnection service providers.

(2) Revision of the concept of adjustment of disparities between results and forecasts

The concept of disparities to be adjusted in the subsequent calculation period is changed from “difference between actual revenue arising from interconnection charges*1 and actual interconnection cost” to “difference between actual revenue arising from interconnection charges and estimated interconnection costs (estimated revenue arising from interconnection charges*2).”

*1:	Actual revenue arising from interconnection charges = actual number of core-cables in use × interconnection charges in the calculation period.
*2:	Estimated revenue arising from interconnection charges = estimated number of core-cables in use × interconnection charges in the calculation period.

2. Proposed Interconnection Charges

Category	Revised Proposed Charges	Proposed Charges (January 9 application)	(Reference) Current Charges
Optical Subscriber Line Type 1-1 Per one-core cable (monthly)	¥4,610 (-¥464)	¥4,713 (-¥361)	¥5,074

Note: Numbers in (    ) indicate increase/decrease in price in comparison with the current charges.

In conjunction with the revision of interconnection charges for optical subscriber lines, interconnection charges for an optical main subscriber line will also be revised. (Revised Proposed Charges: ¥4,260; Proposed Charges (January 9 application): ¥4,368; Current Charges: ¥5,020).

3. Period of Implementation

After ministerial approval, the revised interconnection charges will be applied from April 1, 2008.

Reference Material: Details of Amendment Application for Optical Subscriber Lines Interconnection Charges

For inquiries, please contact:

Nippon Telegraph and Telephone East Corporation
Corporate Strategy Planning Dept.
Tel: +81-3-5359-3960
E-mail: kikakur@sinoa.east.ntt.co.jp

As a part of the demand estimation for dark fiber, the interconnection demand growth rate observed during the ADSL market’s demand expansion period (3Q FY2001 – 3Q FY2004; yearly average growth of 132.5%) is employed for the estimates for an optical main subscriber line and an optical branch subscriber line by interconnection service providers.
2,980,000
260,000
650,000
Apr. 23 Application
Shared Access
Single Star
+210,000 2,770,000 Total
+210,000 50,000
-- 390,000
+210,000 440,000 Dark
Fiber
-- 180,000 Leased Circuit
-- 2,160,000 B FLET’S
Change Jan. 9 Application Category
Comparison of the Number of Operating Core-cables in FY2010
1.  Demand
Details of Amendment Application for
Optical Subscriber Lines Interconnection Charges
Reference
In response to the above-referenced demands, investment amounts and expenses are calculated under the same concept as that of
the January 9    application.
2.  Investment & Expenses
3.  Adjustment of Disparities Between Results and Forecasts
•
The concept of disparities is changed from “difference between actual interconnection charge revenues and actual costs” to “difference between actual interconnection charge revenues and estimated costs (estimated interconnection charge revenues)”, and the disparities are to be adjusted by adding to the interconnection charge costs in the subsequent calculation periods.
*¹
*1:  For the final year of the calculation period (FY2010), actual interconnection charge revenues are estimated and the difference between the estimate and the actual results are to be added to the interconnection charge costs in the subsequent calculation periods.
•
Mitigation measures such as dispersing interconnection charge costs over multiple calculation periods are to be taken in case of potential drastic changes in the interconnection charge levels due to disparity adjustments.
(core-cables)
1
th

2
¥4,047
¥4,226
¥4,610
¥5,543
¥4,558
¥5,540
4,000
4,500
5,000
5,500
6,000
FY2008 FY2009 FY2010
Proposed Charges (Jan. 9 Application)
Revised Proposed Charges (Apr. 23 Application)
Current Charges ¥5,074
(Yen)
Proposed Charges (Jan. 9 Application)
(3-year average) ¥4,713
Revised Proposed Charges (Apr. 23 Application)
(3-year average)  ¥4,610
Cost Forecast per One-core Cable of Optical Subscriber Lines (NTT East)
(FY2008 – FY2010)
*Note:  “FY” in this material indicates the fiscal year ending March of the succeeding year.